UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

MariaDB plc

(Name of Issuer)

Ordinary Shares, $0.01 nominal value per share

(Title of Class of Securities)

G5920M100

(CUSIP Number)

Murat Akuyev, General Counsel	Kevin Sullivan
Runa Capital, Inc.	Heidi Steele
595 Pacific Ave., Floor 4	McDermott Will & Emery LLP
San Francisco, CA 94133	200 Clarendon St.
646.629.9838	Boston, MA 02116
617.535.4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2024.

CUSIP No. G5920M100	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital II (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,557,043
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,557,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,557,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	1,992,618
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
1,992,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,992,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

PN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Capital Opportunity I (GP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	2,711,969
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
2,711,969
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,711,969
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Cayman Islands exempted company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Runa Ventures I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
7	SOLE VOTING POWER
NUMBER
OF	0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	719,351
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	0
PERSON	10	SHARED DISPOSITIVE POWER
WITH
719,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

719,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

OO (Bermuda company)

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Michael “Monty” Widenius
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	☒
(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
7	SOLE VOTING POWER
NUMBER
OF	400,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED	0
BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING	400,000
PERSON	10	SHARED DISPOSITIVE POWER
WITH
000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%[1]
14	TYPE OF REPORTING PERSON (See Instructions)

IN

[1]	Based on 67,749,429 Ordinary Shares outstanding as of February 9, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2024.

CUSIP No. G5920M100	Page 8 of 12 Pages

Item 1. Security and Issuer.

This Amendment No. 7 (the “Amendment”) hereby amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 12, 2023 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons with the SEC on September 18, 2023 (the “Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons with the SEC on September 21, 2023 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons with the SEC on September 25, 2023 (the “Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons with the SEC on September 29, 2023 (the “Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons with the SEC on October 13, 2023 (the “Amendment No. 5”) and Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons with the SEC on January 16, 2024 (the “Amendment No. 6”, and together with the Amendment, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”). The Amendment relates to the ordinary shares (the “Ordinary Shares”) of MariaDB plc (the “Issuer” or the “Company”). The address of the Issuer is 699 Veterans Blvd., Redwood City, CA 94063 and its jurisdiction of incorporation is Ireland. The Reporting Persons previously reported their beneficial ownership of Ordinary Shares on a Schedule 13G filed with the Securities and Exchange Commission on February 7, 2023. The Reporting Persons have filed this Schedule 13D to provide the flexibility to potentially engage in the future in one or more of the activities described below in Item 4. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

This Amendment is being filed to disclose the events set forth in Item 4 below and to add Michael Widenius as a Reporting Person to this Schedule 13D.

Item 2. Security and Issuer

Item 2 of the Schedule 13D is amended to add the following:

Michael “Monty” Widenius has been added to this Schedule 13D as a Reporting Person. As a result of the Letter Agreement discussed in Item 4 below, Mr. Widenius and the other Reporting Persons may be deemed to be a group for purposes of this Schedule 13D.

Mr. Widenius is a software developer, information technology consultant and the founder of the Issuer. Mr. Widenius is a citizen of Finland and his business address is 38 Vanha Turuntie, 02700, Kauniainen, Finland.

Mr. Widenius has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended to add the following:

Event of Default

On February 17, 2024, RP Ventures LLC delivered a notice of default to the Company (the “Notice”) to notify the Company that an event of default (the “Event of Default”) has occurred and is continuing under Section 15.5 of that certain Senior Secured Promissory Note, dated as of October 10, 2023 (as (i) amended by that certain First Amendment to Senior Secured Promissory Note, dated January 10, 2024 and (ii) amended, restated, supplemented or otherwise modified from time to time, the “Note”) issued by the Issuer and the other parties thereto (collectively, the “Note Parties”) to, and for the benefit of, RP Ventures LLC (the “Holder”). The Event of Default arose as a result of a third party publicly announcing on February 16, 2024 that the third party made a non-binding proposal to the board of directors of the Issuer to acquire all of the issued, and to be issued, share capital of the Issuer at a value of $0.55 per share, in violation of Section 3.4 of that certain Forbearance Agreement, dated as of February 5, 2024 (as amended, restated, supplemented or otherwise modified from time to time, the “Forbearance Agreement”) by and among, the Note Parties, the Holder, and RP Ventures LLC, in its capacity as Agent for the Holder (the “Specified Default”). The Specified Default is in addition to any other default or Events of Default that have occurred and are continuing, including, for the avoidance of doubt, the “Existing Defaults” identified on Exhibit A to the Forbearance Agreement (such events of default, together with the Specified Defaults, the “Existing Defaults”). The Note Parties shall continue to comply with all limitations, restrictions and prohibitions that are effective or otherwise applicable under the Note and the other Notes Documents during the continuance of the Existing Defaults.

CUSIP No. G5920M100	Page 9 of 12 Pages

As a result of the foregoing defaults, the Holder has provided notice to the Issuer of its election to sweep the cash in the deposit accounts of the Issuer located in the U.S. that are subject to a control agreement between the applicable financial institution, the Holder, and the applicable Note Party, leaving $1.5 million in such deposit accounts. In addition, the Holder is evaluating other remedies that it may have under the Note, the Forbearance Agreement and applicable law, including, without limitation, (i) the commencement of a legal or other action to collect any or all of the liabilities and obligations from the Note Parties and any other person liable therefor and/or that has rights to any collateral subject to that certain Guarantee and Collateral Agreement (the “Collateral”) issued in connection with the Note, (ii) the foreclosure or other realization on any or all of the Collateral and/or as appropriate, set-off or application for the payment of any or all of the liabilities and obligations owed under, any or all of the Collateral, and (iii) the taking of any other enforcement action or the exercise of any or all rights and remedies provided for under the Note or applicable law.

Letter Agreement with Mr. Widenius

On February 19, 2024, Runa Capital and Mr. Widenius entered into a Letter Agreement (the “Letter Agreement”) under which (i) Mr. Widenius agreed to work exclusively with Runa Capital and the Reporting Persons with respect to any transaction with the Issuer and (ii) Runa Capital agreed to ensure that Mr. Widenius would be provided the opportunity to invest in any transaction between the Issuer and Runa Capital involving any form of financing, acquisition or change of control of the Issuer, including any acquisition of all or a material portion (5% or more) of the assets or equity of the Issuer or any of its subsidiaries (a “Qualifying Transaction”). In the event there is a Qualifying Transaction involving the Issuer and a party other than the Reporting Persons that does not include material participation of the Reporting Persons, Open Ocean Opportunity Fund I Ky, and Open Ocean Fund Two Ky in the equity and governance of the Issuer, Mr. Widenius will immediately cease his support and involvement with the Issuer. Based solely on information set forth in the Issuer’s Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission on June 23, 2023, Open Ocean Opportunity Fund I Ky beneficially owns 1,802,847 Ordinary Shares of the Issuer and Open Ocean Fund Two Ky beneficially owns 1,457,649 Ordinary Shares of the Issuer.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of such document, a copy of which is attached hereto as Exhibit 99.12 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D, which is incorporated herein by reference.

Runa Fund II is the holder of record of 2,557,043 Ordinary Shares of the Issuer (the “Runa Fund II Shares”), which represents 3.8% of the outstanding Ordinary Shares. Runa GP-2 is the general partner of Runa Fund II. Thus, Runa GP-2 may be deemed to have beneficial ownership of the Runa Fund II Shares.

CUSIP No. G5920M100	Page 10 of 12 Pages

Runa Opportunity Fund I is the holder of record of 1,992,618 Ordinary Shares of the Issuer (the “Runa Opportunity Fund I Shares”), which represents 2.9% of the outstanding Ordinary Shares. Runa Ventures I is the holder of record of 719,351 Ordinary Shares of the Issuer (the “Runa Ventures I Shares”), which represents 1.1% of the outstanding Ordinary Shares. Runa Opportunity GP-I is the general partner of Runa Opportunity Fund I and the managing shareholder of Runa Ventures I. Thus, Runa Opportunity GP-I may be deemed to have beneficial ownership of the Runa Opportunity Fund I Shares and the Runa Ventures I Shares.

Mr. Widenius beneficially owns 400,000 Ordinary Shares of the Issuer (the “Widenius Shares”), which represents 0.6% of the outstanding Ordinary Shares.

The Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2023 filed by the Issuer with the Securities and Exchange Commission on February 14, 2024 reports that 67,749,429 Ordinary Shares were issued and outstanding as of February 9, 2024. Based on this information, the Reporting Persons have assumed that 67,749,429 Ordinary Shares were issued and outstanding as of February 9, 2024 for purposes of this Schedule 13D, and all calculations of percentage ownership in this Schedule 13D are based on such assumed number of issued and outstanding Ordinary Shares.

As of February 20, 2024, the Reporting Persons may be deemed to beneficially own, in the aggregate, 5,669,012 Ordinary Shares, which represents 8.4% of the outstanding Ordinary Shares

(b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D, which is incorporated herein by reference.

All investment and voting decisions relating to the Ordinary Shares held by the Reporting Persons other than Mr. Widenius are made by the investment committees of the general partner or managing shareholder of the Reporting Person (the “Investment Committee”). Each Investment Committee is comprised of Andrey Bliznyuk, Dmitry Chikhachev, Dmitry Galperin and Ilya Zubarev. Voting and investment decisions of each Investment Committee requires an affirmative vote of at least three of the foregoing individuals with no such member voting against such a decision. John O’Kelly Lynch and Gary Carr, each a director of the general partner or managing shareholder, or their respective representatives have the discretion to make investment decisions by the relevant company based on recommendations made by the members of the relevant Investment Committee.

Mr. Widenius has sole voting and investment power with respect to 400,000 of the Widenius Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

CUSIP No. G5920M100	Page 11 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following:

The information set forth in Item 4 is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

99.1	Joint Filing Agreement (filed herewith).
99.2	Letter to the Issuer dated September 7, 2023 (previously filed with the Original Schedule 13D).
99.3	Statement Under Irish Takeover Rules Regarding Possible Offer for MariaDB plc (previously filed with the Amendment No. 1 to Schedule 13D).
99.4	Letter to the Issuer dated September 20, 2023 (previously filed with Amendment No. 2).
99.5	Commitment Letter, dated September 22, 2023, by and between Runa Capital Fund II, L.P., represented by its general partner Runa Capital II (GP), and MariaDB plc (previously filed with Amendment No. 3).
99.6	Statement by Runa Regarding Corporate Governance Concerns at MariaDB plc and Shareholder Engagement (previously filed with Amendment No. 4).
99.7	Statement Regarding Possible Offer for MariaDB plc (previously filed with Amendment No. 4)
99.8	Opening Position Disclosure Under Rule 8.1(a) and (b) of The Irish Takeover Panel Act, 1997, Takeover Rules, 2022 by an Offeror or an Offeree (previously filed with Amendment No. 4).
99.9	Senior Secured Promissory Note, dated October 10, 2023, by MariaDB plc in favor of RP Ventures LLC (previously filed with Amendment No. 5).
99.10	Statement by Runa Capital II (GP) No Intention to Make an Offer for MariaDB plc and Potential Bridge Loan of up to US$26.5 Million (previously filed with Amendment No. 5).
99.11	First Amendment to Senior Secured Promissory Note, dated January 10, 2024, by and among MariaDB plc, RP Ventures LLC, and the other note parties thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 11, 2024).
99.12	Letter Agreement dated February 19, 2024 by and between Runa Capital and Mr. Widenius (filed herewith).
99.13	Forbearance Agreement by and among MariaDB plc, MariaDB USA, Inc., MariaDB Canada Corp., MariaDB UK LTD, MariaDB Bulgaria EOOD, RP Ventures LLC, as Agent, and RP Ventures LLC, as Holder, dated as of February 5, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 6, 2024).

SCHEDULE 13D/A

CUSIP No. G5920M100	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct.

February 20, 2024

Runa Capital Fund II, L.P.

By: Runa Capital II (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Capital II (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Capital Opportunity Fund I, L.P.

By: Runa Capital Opportunity I (GP)
(General Partner)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Capital Opportunity I (GP)

	By:	/s/ Gary Carr
	Name:	Gary Carr
	Title:	Director

Runa Ventures I Limited

By: Runa Capital Opportunity I (GP)
(Managing Shareholder)

	By:	/s/ Gary Carr
	Name:	Gary Carr

	By:	/s/ Michael Widenius
	Name:	Michael Widenius